Exhibit 99.1

Creative Global Technology Holdings Limited Receives Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

HONG KONG, June 29, 2026 (GLOBE NEWSWIRE) -- Creative Global Technology Holdings Limited (“CGTL”, the “Company”, or “we”) (NASDAQ: CGTL), a Hong Kong-based company sourcing and reselling recycled consumer electronic devices, today announced that, on June 26, 2026, the Company received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). The Notification Letter is based upon the fact that the closing bid price of the Company’s ordinary shares (“Ordinary Shares”) was below $1.00 per share for a period of 30 consecutive business days from May 13, 2026 to June 25, 2026.

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Notification Letter has no immediate effect on the listing of the Company’s Ordinary Shares, which will continue to trade uninterrupted on Nasdaq under the ticker “CGTL”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until December 23, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by December 23, 2026, the Company may be eligible for additional time of grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

About Creative Global Technology Holdings Limited

Creative Global Technology Holdings Limited is dedicated to extending the life of consumer electronics through effective recycling, supporting a sustainable circular economy and reducing electronic waste. The Company connects supply and demand for pre-owned devices, maximizing their utility. Specializing in sourcing and reselling recycled smartphones, tablets, and laptops, CGTL facilitates the flow of retired devices from affluent markets like the U.S. and Japan to developing regions in need of affordable technology. With a lean inventory and efficient logistics, CGTL ensures quick inspection and availability for clients. CGTL has also expanded into retail sales and device rentals, providing Hong Kong residents access to quality recycled electronics and meeting short-term needs. For more information, please visit: http://www.cgt-recycle.com; https://ir.cgt-recycle.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Tel: +852 26909121

Email: ir@cgt-recycle.com